SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR RELATIONS CONTACT vfueyo@homex.com.mx

Press Release

HOMEX SIGNS AGREEMENT WITH INFONAVIT

Culiacán, Sinaloa, April 13, 2015 – Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the “Company”) and the Instituto del Fondo Nacional de Vivienda para los Trabajadores (“Infonavit” or the “Institute”) signed a comprehensive agreement that, among other things, allows the Company to resume its participation in the Infonavit’s mortgage financing programs. This agreement establishes a payment schedule that will be included in the Company’s overall restructuring plan and in which the Company has committed to maintain and develop key infrastructure, including facilities to supply water, electricity and sewage, in certain agreed-upon projects with the Institute.

As a result of the agreement, Homex renews its relationship with the Infonavit, a key institution for the Company, as it provides mortgage financing to over 60% of the Company’s customers. It is important to mention that this agreement is part of the set of actions that the Company is pursuing to responsibly re-organize and plan its future.

As commented by Gerardo de Nicolás, Chief Executive Officer of Homex, “This is an important milestone for the Company because the relationship with the Infonavit is essential for the reactivation of the Company’s projects, and this agreement sets a strong foundation for a successful relationship with the Institute going forward.”

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 13, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer